Filed by KLX Energy Services Holdings, Inc.
Pursuant to Rule 425 under the Security Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quintana Energy Services Inc.
Commission File No.: 001-38383

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call EVENT DATE/TIME: MAY 04, 2020 / 2:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call C O R P O R A T E P A R T I C I P A N T S Amin J. Khoury KLX Energy Services Holdings, Inc. - Director Christopher J. Baker Quintana Energy Services Inc. - CEO, President & Director Keefer M. Lehner Quintana Energy Services Inc. - Executive VP & CFO Ryan Tyler KLX Energy Services Holdings, Inc. - VP of Corporate Development, Financial Planning & Analysis Thomas P. McCaffrey KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director C O N F E R E N C E C A L L P A R T I C I P A N T S Dylan Gray Glosser Simmons & Company International, Research Division - Analyst of Oil Service Jaime Perez R.F. Lafferty & Co., Inc., Research Division - Senior Energy Analyst P R E S E N T A T I O N Operator Good morning, ladies and gentlemen, and welcome to the KLX Energy Services and Quintana Energy Services joint conference call. (Operator Instructions) And as a reminder, this conference call is being recorded. I would now like to turn the conference over to your host, Mr. Ryan Tyler. Sir, you may begin. Ryan Tyler - KLX Energy Services Holdings, Inc. - VP of Corporate Development, Financial Planning & Analysis Thank you, Laura, and good morning, everyone. We appreciate you joining us for today's conference call and webcast to review last night's merger announcement between KLX Energy Services and Quintana Energy Services. Today's hosts are Amin Khoury, KLXE's Retiring Chairman and CEO; and Tom McCaffrey, KLXE's President and Chief Executive Officer; Chris Baker, QES's President and Chief Executive Officer; and Keefer Lehner, QES's Chief Financial Officer. Following my remarks, management will provide a high-level commentary on the merger before opening the call for Q&A. There will be a replay of today's call, and it will be available by webcast on both companies websites at klxenergy.com or quintanaenergyservices.com. There will also be a recorded replay available until May 17, 2020. More information on how to access the replay feature was included in this morning's news release. Please note that the information reported on this call speaks only as of today, May 4, 2020, and therefore, you are advised that time-sensitive information may no longer be accurate as of the time of the replay listening or transcript reading. In addition, today's comments may contain forward-looking statements within the meaning of the United States Federal Securities Laws. These forward-looking statements reflect the current views of KLXE and QES's managements. However, various risks, uncertainties and contingencies could cause actual results, performance or achievements to differ materially from those expressed in the statements made by today's speakers. The listener is also encouraged to read this morning's news release for information regarding non-GAAP measures and important additional information regarding the merger, which can be found in our press release and filings with the SEC. I will now turn the call over to Amin Khoury. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call Amin J. Khoury - KLX Energy Services Holdings, Inc. - Director Thank you, Ryan, and good morning, and sincere thanks to all of you who have joined us this morning. As you may know, I retired for personal family health reasons on Friday. My comments will be brief this morning as I pass the baton to an excellent team of experienced, bright, energetic and dedicated executives. I have no doubt that Tom McCaffrey, Chris Baker and Keefer Lehner will do a first-class job of integrating and running the business to maximize shareholder returns. They have an intense focus on low CapEx spending, return on invested capital and free cash flow generation, which can now become the strategic priority, as a result of the combination of these 2 companies. And a broad mix of product service lines, oriented towards innovation, intervention services, assures that the combined company will be on the very front end of the recovery. A truly superior management team is going to be required to lead the combined company through the tremendous challenges of an industry which is shut-in, producing wells, at perhaps, the fastest rate ever. With the price of a barrel of oil, having reached its lowest level ever during the past month, and with demand in prices for OFS services dramatically declining. Never has there been a more compelling time for industry consolidation. For whatever reason, be it balance sheet challenges, valuation differences or the personal desires of the entrepreneurs, leading these OFS businesses, M&A has been essentially nonexistent in an industry where consolidation is an absolute imperative. The broad range of asset-light services this combined company offers, is ideally suited to satisfy the pent-up demand for intervention services which will be required on the very front end of the recovery and will likely begin with the reopening of the thousands of wells, which are today shut-in or being shut-in. The combination of these 2 companies represents a beginning of OFS industry consolidation and a merged company with the capital and management to lead the effort. We believe the merged company will have the balance sheet, the liquidity and the management team to survive the current tempest and will be on the very front end of the recovery. The combined company is committed to have an intense focus on low CapEx spending, return on invested capital and free cash flow, as a result of its range of asset-light services and the first-class management team to execute the strategy. I'd like to now turn the call over to Tom McCaffrey, the new CEO of KLXE and my partner for the last 3 decades. Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director Thank you, Amin, and welcome to the call today to discuss the all-stock merger between KLX Energy Services and Quintana Energy Services that was announced last night. Today's announcement creates a lean, production, completion and drilling solutions provider with a broad suite of asset-light services across all of the major U.S. basins. And that includes fishing and the rental, thru-tubing, pressure control, downhole completion tools, drilling motors, flowback, testing services and well control and is supported by a significant and growing portfolio of proprietary technologies. The combined company will be the foremost provider of large diameter coiled tubing services. And 1 of the largest independent providers of directional drilling services as well as 1 of the largest wireline providers domestically. Shareholders will benefit from a realigned cost structure that will improve the company's financial profile and its competitive positioning. Given the extensive number of subscale North American oilfield service companies, the company will continue to pursue value-creating consolidation opportunities. Further, the transaction will create an industry-leading PSL offering with more than $1 billion of pro forma fiscal year 2019 revenues and approximately $106 million in fiscal year 2019 adjusted EBITDA, and that's exclusive of any merger synergies. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call We estimate that the annual cost synergies for this transaction will be at least $40 million within 12 months. And we will have a strong pro forma liquidity profile with over $118 million of cash and $100 million undrawn revolving credit facility. Also, we believe this enhances the combined company's ability to further the industry's consolidation, which we all recognize as greatly needed. This transaction also joins 2 strong complementary company cultures, comprised of highly talented management teams, with a significant track record of success, experience driving integration and a shared commitment to safety, performance, customer service and returns. Once closed, QES's CEO, Chris Baker, along with CFO, Keefer Lehner will remain in those roles, and I am confident as well as Amin is, in their abilities to lead the combined company. I will continue to serve as a member of the Board of Directors of the combined company, and will chair the integration committee of the Board. Upon closing, KLXE shareholders will own 59%, and QES shareholders will own 41% of the equity on a combined company basis on a fully diluted basis, I should say. The Board of Directors will be comprised of nine members, 5 from KLXE, including John Collins who will be the Board Chairman and 4 from the current QES board. The combined company will retain the KLX Energy Services corporate name. Its listing will remain on NASDAQ under the ticker symbol KLXE, and the Corporate Headquarters will be relocated to Houston, Texas. The combined company will have an asset base and PSL mix to effectively pursue a low CapEx, ROIC and free cash flow generation strategy that will be discussed later in the call and in Q&A. And now I'd like to hand the call over to Mr. Chris Baker, CEO of QES, who is designated to become President and CEO of the combined company, upon closing of the transaction. Chris? Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director Thank you, Tom. On behalf of the approximately 600 employees of QES, we are excited about the merger and look forward to expanding the company's combined operational reach. QES adds directional drilling, snubbing and well control services to KLX's already broad range of completion, intervention and production activities for the most technically demanding wells. We will be rationalizing 2 of the largest fleets of coiled tubing and wireline assets which will dramatically reduce the need for further capital spending and will facilitate the pull-through of KLX's asset-light products and services. The combined company will have substantial scale with the foremost and most modern large diameter coiled tubing fleet and with 1 of the largest wireline fleets in North America, including 24 large-diameter coiled tubing units, and more than 130 wireline units. Additionally, the completion and production service offering will be augmented by the addition of QES's 36 rig-assisted snubbing units as well as QES's industry-leading directional drilling franchise with 117 MWD kits. The opportunity to leverage these products and service lines, a combined proprietary technology with excellent cross-selling opportunities across a broad customer base in multiple geographic basins allows for a greater ability to serve a larger number of customers for each of the merged entities. Additionally, we believe that our downhole motor technology, vertical integration and in-house trucking and machining capabilities within QES's drilling segment will help to reduce KLX's transportation and tool costs, respectively, and also allow for cross-pollination of proprietary motor and tool technologies to provide best-in-class reliability and performance in the field. QES previously announced the idling of its capital-intensive frac business, and we intend on repurposing the vast majority of the equipment to support what will become the largest fleet of large-diameter coiled tubing assets in the U.S. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call Additionally, we will repurpose a portion of the horsepower to support the wireline fleet, which will also be 1 of the largest in the U.S. The repurchasing of these high horsepower pumps affords the combined company a competitive advantage and higher reliability to both our coiled tubing and wireline service offerings, while reducing the capital-intensive nature of deploying these assets into frac operations and enables us to focus on our returns-driven strategy. On a pro forma combined basis, 2019 revenue is balanced between production, completion and drilling with those activities accounting for 27%, 51% and 22%, respectively. On a pro forma combined basis, our 2019 revenue was close to evenly split between the Southwest Northeast/Mid-Con and Rockies, accounting for 44%, 30% and 26%, respectively. We believe the combined company will have leading positions in both crude and gas basins with the transition increasing QES's exposure to the Northeast and Rockies gas markets. We continue to believe that consolidation in oilfield services industry must occur to sustain what could be, potentially, prolonged lower demand for U.S. onshore oilfield services. The KLXE and QES combination affords us a first-mover advantage and positions the combined company to not only weather the current market dislocation but also to provide an industry-leading product and service offering across production, completion and drilling services, to expand our base of blue-chip customers. And now I'd like to hand the call to the CFO of QES, who is designated to become CFO of the combined companies, Keefer Lehner. Keefer? Keefer M. Lehner - Quintana Energy Services Inc. - Executive VP & CFO Thank you, Chris, and thank you, Tom, and good morning, everyone. I look forward to continuing in my current capacity as CFO for the combined business. As you've heard from Tom and Chris, we believe this merger will provide significant cost synergies, creating compelling value for our combined shareholder base. Additionally, the transaction is materially accretive to shareholders on a cash flow per share basis. The combined company expects to generate annualized cost synergies of at least $40 million within 12 months. The synergy value is significant, relative to current market caps and the opportunities exist through rationalizing KLX's corporate headquarters in Wellington, Florida, combining QES and KLX Houston area locations, eliminating redundant public company and overhead costs, consolidating redundant operating facilities in key basins, and rationalizing field level fixed and indirect costs. The benefit of the identified cost synergies in conjunction with enhanced trading liquidity will improve the cash flow profile of the combined company, and the investment thesis for equity investors. Both companies have independently announced a near-term strategy around controlling costs and rightsizing the businesses for the current market environment in order to preserve cash. It is tough to pinpoint when the market will become more constructive for our services, but the combined business has demonstrated significant earnings capacity on a historical basis, generating 2017, 2018 and 2019 pro forma combined adjusted EBITDA of $66 million, $167 million and $106 million, respectively. I would note, these numbers exclude the benefit of the $40 million of identified cost synergies. In addition to the significant cash and liquidity position, Tom outlined earlier in the call, the transaction is delevering to KLX, improving the 2019 net leverage ratio to 1.3x on a pro forma basis and 0.9x when including the cost synergies. Further, there are no near-term maturities with the earliest debt maturity being the currently undrawn ABL in 2023, and the bonds do not mature until 2025. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call Our management teams have a proven ability to identify, execute and integrate consolidating transactions with the legacy roots of both businesses being M&A. We are confident in our ability to efficiently transform our 2 companies into a leading, diversified oilfield services company. After the successful integration and synergy realization, we believe the combined company will be well positioned to continue to pursue a strategy of consolidation within the oilfield service industry, given the increased size and scale, improved balance sheet and a more liquid public currency. We believe a target-rich market exists for the combined company to continue to pursue the consolidation of well-capitalized businesses with a strong strategic fit, differentiated technology, low capital intensity, impressive track record of returns and achievable cost synergies. The transaction has been unanimously approved by the boards of both KLX and QES. The merger is expected to close in the second half of 2020, following KLXE and QES shareholder approvals and the satisfaction of other customary closing conditions. Approximately 75% of the outstanding shares of QES have entered into a voting and support agreement to vote their shares in favor of the transaction, subject to the terms contained within those agreements. In summary, we are enthusiastic about the many strategic and financial merits of this combination. We expect the combination to result in a lower capital intensity business. And as always, we will continue to have a very real focus on free cash flow generation and returns. Chris? Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director Thank you, Keefer. Before we open the line up for questions, I'd like to speak directly to the customers of the combined company and let them know this combination is going to position us to deliver the highest level of service across a broader swathe of services. First and foremost, we pledge to continue to deliver the same level of safety and operating excellence in the field that our customers have come to expect. We recognize that our people and our equipment quality are key drivers of on the job success, and we are committed to maintaining high levels of performance and efficiencies. On behalf of Tom and the rest of the combined management teams, we want to thank every single employee of KLXE and QES for your dedication to safety and performance over the years. We are excited about this transformational combination and believe the combined company is 1 of the best-positioned in the industry. Operator, we're now ready for questions. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) Your first question will come from the line of Dylan Glosser from Simmons Energy. Dylan Gray Glosser - Simmons & Company International, Research Division - Analyst of Oil Service Congrats on the merger. This merger creates great opportunities with the combined coiled tubing and wireline asset base. Can you guys just touch on the combined revenue that will be derived from these 2 offerings as well as the utilization of these assets today? And what you expect through the remainder of 2020? Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director Yes. No. Look, Dylan, I mean, we're not here at this point in time to provide guidance or a forecast on 2020 just yet. What I would say is, look, as we look at the market today, there's a very wide range of outcomes, and visibility is at an all-time low as far as the rebound. And so, we fully appreciate, 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call we can't control the macro, but what we can impact is our customer focus, operational performance and our overall cost structure, which requires us to be extremely nimble, given the current market uncertainty. And so as we think about 2020 and possibly 2021 to be very difficult years for the industry broadly, we're going to be very inwardly focused on our combined cost structure, to maximize synergies from the transaction, while also remain hyper-focused on operational excellence for our customers. As we think about the platform on a combined basis, assuming economic activity restarts in the coming quarters, we may see a recovery in U.S. onshore activity as early as Q3 or Q4 with regards to clean-outs and other activities around some of these shut-in wells. And ultimately, we believe the intervention and production service lines will be at the forefront of leading that recovery. So KLX's preeminent fleet of fishing and rental tools as well as thru-tubing and other rental packages are going to benefit greatly from reopening wells. Similarly, QES's well control business, will see an influx of work from wellhead issues. We're already receiving a number of those calls today, as shut-ins are occurring on the front side of the shut-in. And likewise, to your point question, the combined companies, coiled tubing and nitrogen platform as well as QES's legacy snubbing business is going to benefit greatly from reopening those wells, as well as pull-through of KLX's preeminent fleet of fishing and rental tools. So we think we're very well positioned, regardless of time line on this rebound. And that's going to cross-pollinate across the coiled tubing you're referencing, wireline, braided line, fishing tools, et cetera, but we're really not prepared to provide guidance at this time. Dylan Gray Glosser - Simmons & Company International, Research Division - Analyst of Oil Service Yes. Understandable. Thank you for your response. I guess, so just taking a step back, you guys play in most basins across the U.S., I was just curious, if you anticipate any sort of shift in focus regarding your geographic mix? Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director Look, what I would say is, there's couple of things. And we're not -- we can't talk about customers. We're not prepared to talk about customers, that will end up in the(inaudible). Both companies have a very, very broad customer base, which is -- and our customer base collectively is weighted towards the most active operators. And so as we think about geographic basins, KLX's strongest GEO market happens to be in a region where we don't actually have a material presence. And likewise, QES's strongest market is going to enhance KLX's existing presence in the southwest. So there are a number of customer enhancements in a normalized market. Likewise, we think there's pull-through effect of KLX's fishing and thru-tubing tools across our entire legacy suite of completion and production services. And then lastly, what I would say is, clearly, KLX benefits us in expansion into the Rockies and Northeast gas market, especially on the completion, production and intervention side, but we're also exceptionally well positioned there in our directional drilling business. And so there's some talk out there that the natural gas market could lead the drilling recovery to the extent there is a drilling recovery. And we think we're very well situated there on the [DD] side today, and we think KLX's reach into those markets is going to further help in that regard. Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director This is Tom. One thing that it's -- it should be obvious, so we both have a very solid customer bases. And combining the 2 businesses, will give us access not only to the customers, but give the customers access to the broad range of services that we currently provide. And we see tremendous opportunities in pull-through as a result of that, of service we're currently providing, but we don't have access to right now. And it's the same way with respect to QES's client base and the services that they're providing. We've seen this in coiled tubing, and it's been proven to us where we can pull-through asset-light services to our customers, just by virtue of the fact that we're there, we're available and as long as you perform well, we're going to get to work. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call Operator (Operator Instructions) Your next question will come from the line of Mr. Jaime Perez from R.F. Lafferty. Jaime Perez - R.F. Lafferty & Co., Inc., Research Division - Senior Energy Analyst Congratulations on the transaction. The market is looking at very favorably. Just a question. KLXE normally has a just-in-time model. How difference is that at post the mergers? Curious, have they dedicate -- do they have dedicated, or does it still have a similar model as KLXE? And I have a follow up also. Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director Yes. Tom, do you want to address it... Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director Go ahead, Chris. Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director No. Go ahead. I apologize. We're just doing this call via social distancing as everybody might expect. So Tom, why don't you address the KLX model, and then I'll jump in, on both QES and the combined. Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director So a lot of -- of what we do is really driven off of just-in-time requests on a first call basis, with respect to intervention services, in particular, and as well as on production as necessary, and I can't -- so that's where we see the opportunity to pull-through additional services once we're out on the job site, because they don't usually, in particular, with an intervention, if they don't know specifically, what it is that needs to be done, things develop, additional tools are required, additional services are required, which all provide opportunities for us. And some of which we don't currently have and some of which, like QES does, and so we see a great opportunity for both businesses to expand its share of customer spend with the existing client base on a combined basis. Is that helpful? Jaime Perez - R.F. Lafferty & Co., Inc., Research Division - Senior Energy Analyst Yes. All right. Because, normally KLX had just in time or just wondering whether that's going -- are they going to shift over to more dedicated service providing or just still may think, just in time? Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director Yes. Go ahead, Chris. Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director Yes. No, I think Tom is spot on. Look at the end of the day, the combined company is going to be in every major operating base in the U.S. We're going to have scale in our primary business lines and all of those operating basins, with the ability to pull-through those tools. And so what I would 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call say is, when you're talking about completion and production-oriented services and these intervention services, by default, a lot of the intervention work becomes episodic. Our well control business is episodic. And so it's -- I think what you're referring to, it's kind of the spot market. And so I think both companies have a fair amount of work, especially a wireline in large-diameter coiled tubing, that is following work, if you will. We know the operators, we have their schedule of drill outs, et cetera. But then you have the intervention work on screen outs and other fishing jobs, et cetera. And so I don't think the companies operate very dissimilarly there. I think where there is a bit of a nuance is that our directional drilling business typically operates on about a 90% following rig basis. And so we've got some line of sight in that business as to continued work. But only production and completion side, intervention side, the businesses are very similar. And I think what the key here is, as Tom mentioned, the pull-through of the asset-light services and the scale in every basin, because when you get into markets like these and the depths of the downturn, the reality is, you have to really focus on controlling cost structure and you do that by focusing on employee utilization. And so we're going to focus on employee utilization, just like we did in 2016 and '17. Because everybody has too many assets. And so we're going to try to drive the asset utilization as best we can, but we're going to try to control cost structure by focus on employee utilization. Jaime Perez - R.F. Lafferty & Co., Inc., Research Division - Senior Energy Analyst Right. That's great. Now the frac fleet, when you mentioned repurposing, is that -- is there any CapEx associated with that or cost? Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director No. We see it, I think, a little differently. Look, we've -- this is Chris Baker with QES again. We've publicly stated that we've idled our 2 active frac fleet, and we believe we can repurpose the vast majority of those high horsepower pumps to support combined coiled tubing wireline product service lines. We're doing that today, in-house with our own coiled tubing, where we're putting some frac pumps out there as redundancy and backup support on coiled tubing. And so as you think about horsepower requirements on the coiled tubing side, having increased pretty significantly due to higher annular velocities, et cetera. We believe that this will actually differentiate the combined business from the competition, providing market-leading reliability, redundancy and performance. And so at the end of the day, the combined company has no real intention of deploying additional capital to grow scale and pressure pumping. But there is also isn't any material CapEx required to defer those pumps and redirect them to support coiled tubing or wireline. Operator And your next question will come from the line of Mr. Simon Wang from GDOT Research. Unidentified Analyst I follow KLX. I'm not as familiar with the Quintana services. So can I -- I mean, you talked about repurposing the frac fleet currently. How does the capital intensity of that of the business going forward compared to the past? Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director Yes, sure. So look, what I would say is, when you think about redeploying frac pumps into coiled tubing service or wireline, not sure how familiar you are with actually the field operations, but the fluids, you're pumping downhole through those pumps is not corrosive. You don't have sand loadings, et cetera. You're typically pumping clean fluid when you're pumping out wireline tools, right? And you have various gels and friction reducers, et cetera, pumping down coiled tubing and using them in support there. But the rates and the pressures are materially lower as well. So it's just a less service intensity level on higher horsepower pumps. So in and out itself means, that those pumps last materially longer with less CapEx, right? And so we've done this across the board before we view this combined platform with the scale in critical mass in wireline and coiled tubing as an opportunity to do it on a larger scale and then, what I would say is, with regards to your question on CapEx, listen, both companies have essentially halted all growth CapEx at this point in time. And we're maintaining a really tight range on maintenance CapEx. As we both 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. 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Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call previously disclosed publicly. So for the remainder of 2020, CapEx is kind of purely going to be maintenance CapEx on an as-needed basis only. And it's likely going to be centered on DD, coiled tubing and the downhole rental and fishing tools. Tom, anything else to add? Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director Yes. I think it's important to just highlight the fact that, given the size and breadth of the assets on a combined basis, both the coiled tubing assets as well as the wireline assets, we will also be able to, in addition to repurposing the pumps to assist in the operations of both of those product lines. We'll have a very big portfolio from which we will not need to expand. We likely get some spares and some backup equipment and so the need for growth CapEx is very, very limited. In fact, we've looked at this very carefully. And we have concluded that on a combined basis, CapEx for the 2 companies for this year. It's going to be around $15 million or a little bit less. And the quality of the coiled tubing assets is in mint condition, that's brand-new from a lot of the assets that have been acquired on our side over the past 18 months. And so we think we have a -- we're well positioned to provide a very robust level of service in every geo region with a backup, and additional redundancy in each of the 2 product lines I mentioned, being coiled tubing and the wireline. So we don't see CapEx in those areas at all. Unidentified Analyst I just want to clarify, is that $15 million for the combined company for 2020 CapEx? Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director Yes, it is. On a pro forma basis. Yes. Operator Thank you, sir. And I am showing no further questions at this time. I would now like to turn the conference back to Mr. Chris Baker. Christopher J. Baker - Quintana Energy Services Inc. - CEO, President & Director Thank you, Laura. Thank you for joining us this morning, and we hope you are excited about the prospects of the combined company as we are. We routinely talk about consolidation on our quarterly calls, and we are proud to execute on 1 of the few consolidating transactions, completed in the industry so far. I'd like to congratulate the board and management teams for both companies, especially Amin and Tom, for the hard work and leadership that went into completing this combination in an extremely challenging market. Thank you. Operator Ladies and gentlemen, this concludes today's conference. Thank you for your participation. Stay say, and have a lovely day. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 04, 2020 / 2:00PM, QES.N - KLX Energy Services Holdings Inc and Quintana Energy Services Inc to Combine in an All-Stock Merger Transaction - M&A Call D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2020, Thomson Reuters. All Rights Reserved. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Additional Information And Where To Find It

In connection with the proposed transaction, KLXE intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of KLXE and QES that also constitutes a prospectus of KLXE. Each of KLXE and QES also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of KLXE and QES. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about KLXE and QES, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by KLXE will be available free of charge on KLXE’s website at http://www.klxenergy.com or by contacting KLXE’s Investor Relations Department by email at Tom.McCaffrey@klxenergy.com or by phone at 561-791-5403. Copies of the documents filed with the SEC by QES will be available free of charge on QES’s website at www.quintanaenergyservices.com or by contacting QES’s Investor Relations Department by email at IR@qesinc.com or by phone at 832-594-4004.

Participants In The Merger Solicitation

KLXE, QES and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of QES is set forth in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 27, 2020, and QES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of KLXE is set forth in KLXE’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and KLXE’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 24, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from KLXE or QES using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain facts to be ascertained, the public offer will not be made, directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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